UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ivee NEVP, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 8, 2018

Physical address of issuer
800 S. Waverly Place, Mount Prospect, IL 60056

Website of issuer
https://www.goivee.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$203,888.00	$243,418.00
Cash & Cash Equivalents	$86,612.00	$103,378.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$444,248.00	$346,908.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$55,747.00	$56,024.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$464,015.00	-$772,614.00

May 5, 2024

FORM C-AR

Ivee NEVP, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ivee NEVP, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.goivee.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

*   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's*

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ivee NEVP, Inc. (the "Company") is a Delaware Corporation, formed on May 8, 2018.

The Company is located at 800 S. Waverly Place, Mount Prospect, IL 60056.

The Company's website is https://www.goivee.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Ivee creates software that personalizes the passenger experience starting on ride-hailing networks. The Company offers ride-hailing drivers or fleet operators tablets with access to streaming content, other entertainment apps, and other features that allow passengers to personalize their ride experience. Ivee's product lineup includes Ivee Inside and Ivee Cloud.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Specifically, the Company chose to pause operations to avoid challenges with COVID-19 in ride-hail vehicles. Instead, the Company allocated resources towards software development for approximately seven months, which delayed its revenues. The recurrence of a global crisis such as the COVID-19 pandemic may result in additional restrictions that can have a material impact on our operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of Common Stock authorized, of which 9,000,00 are designated Class A Common Stock and 1,000,000 are designated Class B Common Stock. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to

initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress o correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with

information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be

accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.
In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate

event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.
The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has certain equity grants and convertible securities

outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no present market for the Securities and we have arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all

exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Ivee creates software that personalizes the passenger experience starting on ride-hailing networks. The Company offers ride-hailing drivers or fleet operators tablets with access to streaming content, other entertainment apps, and other features that allow passengers to personalize their ride experience. Ivee's product lineup includes Ivee Inside and Ivee Cloud.

Business Plan

Ivee contracts with ride-hail drivers, mobility operators, or fleet partners to distribute the Ivee Inside or Ivee Cloud software. Ivee's partners install an Android tablet in the vehicle that runs Ivee's in-vehicle experience software. Ivee receives revenue either from the mobility operators delivering a premium ad-free passenger experience or from in-vehicle advertising or commerce.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ivee Inside	Passenger-focused infotainment software.	Channel partners include ride-hail operators and fleet owners.
Ivee Cloud	Personalization technology	Channel partners include ride-hail operators and fleet owners.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. The passenger entertainment industry is in its nascent stages. Few ride share operators offer an entertainment screen with an experience built for advertisers, not passengers (similar to a "Taxi TV"). The Company believes that its products are highly differentiated because they feature dynamic, passenger-centric, immersive, and fully customizable user experiences. Other industry participants include automobile manufacturers and suppliers, which are creating future vehicle concepts with connected cabin experiences for passengers.

Supply Chain and Customer Base

The Company currently has three revenue streams: (i) premium passenger experiences; (ii) commerce; and (iii) contextual advertisements. The Company's customer base includes: (i) ride-hail operators that license Ivee technology or share revenue created by Ivee's technology; and (ii) advertisers and affiliates that promote goods and services via Ivee Cloud.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,019,515	Service Mark Int'l Classes: 35, 39	IVEE	May 14, 2018	March 24, 2020	USA
4,601,765	Trademark/Service Mark Int'l Classes: 009, 014, 042	IVEE	March 12, 2011	September 9, 2014	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 800 S. Waverly Place, Mount Prospect, IL 60056

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alex Giannikoulis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO of Ivee (January 2018 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO of Ivee (January 2018 – Present) Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.

Education

Northwestern University, B.A. in Economics and Communication (1999)

Name

David Matthews

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Product & UX at Ivee (March 2019 – Present) Responsible for product design, development, and architecture

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Product & UX at Ivee (March 2019 – Present) Responsible for product design, development, and architecture Founder and CEO of Ink Stain Design (Oct. 2002 – Oct. 2020)

Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.

Education

Northwestern University, B.A. in Journalism (1999)

Name

Wesley Lathan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Engineering at Ivee (February 2021 – Present) Directs and oversees software engineering function in developing, releasing and maintaining software applications and operating systems according to business needs.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Engineering at Ivee (February 2021 – Present) Directs and oversees software engineering function in developing, releasing and maintaining software applications and operating systems according to business needs. Senior Manager XaaS Development and IT at Lenovo (March 2019 – Present) Managed Xaas development and IT functions for business growth

Education

Western Governors University, B.A. in Information Technology (2012)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alex Giannikoulis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO of Ivee (January 2018 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO of Ivee (January 2018 – Present) Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.

Education

Northwestern University, B.A. in Economics and Communication (1999)

Name

David Matthews

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Product & UX at Ivee (March 2019 – Present) Responsible for product design, development, and architecture

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Product & UX at Ivee (March 2019 – Present) Responsible for product design, development, and architecture Founder and CEO of Ink Stain Design (Oct. 2002 – Oct. 2020) Responsible for product strategy, customer development, fundraising, corporate strategy, and general executive responsibilities.

Education

Northwestern University, B.A. in Journalism (1999)

Name

Wesley Lathan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Engineering at Ivee (February 2021 – Present) Directs and oversees software engineering function in developing, releasing and maintaining software applications and operating systems according to business needs.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Engineering at Ivee (February 2021 – Present) Directs and oversees software engineering function in developing, releasing and maintaining software applications and operating systems according to business needs. Senior Manager XaaS Development and IT at Lenovo (March 2019 – Present) Managed Xaas development and IT functions for business growth

Education

Western Governors University, B.A. in Information Technology (2012)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	9,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Securities
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	1,000,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Securities
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,030,038
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	25% discount $5,000,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	525,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	25% discount $8,000,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	295,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities
Other Material Terms or information.	20% discount $8,500,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	450,000
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	20% discount $10,000,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	192,417
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	20% discount $11,000,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	612,354
Voting Rights	None
Anti-Dilution Rights	Pro rata rights for investors that invested over $50,000
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	20% discount $12,500,000 valuation cap
Value of SAFE or Convertible Notes	

Type of security	Options
Amount outstanding	11,425 outstanding options (1,000,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional options to purchase shares of Common Stock at a later date. The availability of any shares of the Company's Common Stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

The Company has the following debt outstanding:

Type of debt	SBA Economic Injury Recovery Loan
Name of creditor	Small Business Administration
Amount outstanding	$188,000.00
Interest rate and payment schedule	3.75%
Amortization schedule	30-year amortization
Describe any collateral or security	Assets of Ivee, LLC including property and receivables*
Maturity date	July 23, 2051
Other material terms	n/a

Type of debt	Investor Debt
Name of creditor	Various Investors
Amount outstanding	$146,286.00
Interest rate and payment schedule	7.5%-10%
Amortization schedule	18 Months
Describe any collateral or security	
Maturity date	December 31 2025
Other material terms	

The total amount of outstanding debt of the company is $334,286.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	5	$1,030,038.00	Software and product development, service delivery, and sales and marketing05	May 8, 2018	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	15	$525,000.00	Software and product development, service delivery, and sales and marketing	August 10, 2020	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	7	$295,000.00	Software and product development, service delivery, and sales and marketing	February 6, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	5	$450,000.00	Software and product development, service delivery, and sales and marketing	October 18, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	3	$192,417.00	Software and product development, service delivery, and sales and marketing	March 25, 2022	Rule 506(b)

SAFE (Simple Agreement for Future Equity)	8	$612,354.00	Software and product development, service delivery, and sales and marketing	October 1, 2022	Rule 506(b)
Options	275,930		Software and product development, service delivery, and sales and marketing	July 31, 2019	Rule 701
SAFE (Simple Agreement for Future Equity)		$141,099.00	Intermediary fees, Software and product development, service delivery, sales & marketing, and other	May 19, 2022	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Alexandros Giannikoulis	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Currently finalizing a Pre-Series A round for insiders of $400K-$450K prior to launching a Series A round in 2H 2024 for $2.5MM. Signed a contract with CMT to generate $11MM in ARR by end of year 2025 with revenue ramping between now and then.

Given the CMT deal above, we expect to save $1.4MM in CapEx, as equipment will be provided by CMT and increase revenues substantially. After we raise $2.5MM in Series A financing later this year, we expect to become breakeven by end of Q1 2025 and then significantly ramp expenses to achieve faster revenue ramp before becoming fully breakeven by Q1 2026.

Liquidity and Capital Resources

On May 8, 2018, the Company conducted an offering pursuant to Rule 506(b) and raised $1,030,038.00.

On August 10, 2020, the Company conducted an offering pursuant to Rule 506(b) and raised $525,000.00.

On February 6, 2021, the Company conducted an offering pursuant to Rule 506(b) and raised $295,000.00.

On October 18, 2021, the Company conducted an offering pursuant to Rule 506(b) and raised $450,000.00.

On March 25, 2022, the Company conducted an offering pursuant to Rule 506(b) and raised $192,417.00.

On October 1, 2022, the Company conducted an offering pursuant to Rule 506(b) and raised $612,354.00.

On July 31, 2019, the Company conducted an offering pursuant to Rule 701 and sold 275,930 options.

On May 19, 2022, the Company conducted an offering pursuant to Regulation CF and raised $141,099.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alex Giannikoulis
(Signature)

Alex Giannikoulis
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Giannikoulis
(Signature)

Alex Giannikoulis
(Name)

Founder and Chief Executive Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

IVEE NEVP, INC AND ITS SUBSIDIARIES

Unaudited Consolidated Financial Statements
Years ended December 31, 2023 and 2022

IVEE NEVP, INC AND ITS SUBSIDIARIES
Table of contents
Years ended December 31, 2023 and 2022
(Unaudited)

<u>Page</u>

IVEE NEVP, INC AND ITS SUBSIDIARIES
Management's Review Report
Years ended December 31, 2022 and 2023
(Unaudited)

To the Board of Directors of
IVEE NEVP, INC AND ITS SUBSIDIARIES

We as management have prepared the accompanying financial statements of Ivee NEVP, Inc (a corporation) and subsidiaries which comprise the statement of financial positions of December 31, 2023, and 2022, in accordance with accounting principles generally accepted in the United States of America. We did not audit or review (or hire outside counsel to audit/review) the financial statements. These financials have been prepared in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.

We are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Management's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Alex Giannikoulis
CEO, Ivee NEVP Inc.
April 17th, 2024

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated Income Statements
December 31, 2023 and 2022
(Unaudited)

	2023	2022
Gross Profit		
Sales	$ 55,747	$ 56,024
Cost of Sales	$ 53,827	$ 52,805
Gross Profit	**$ 1,919**	**$ 3,219**
Operating Expenses		
Personnel Expenses	$ 313,598	$ 654,963
Selling, General and Administrative	$ 139,341	$ 104,230
Interest & Financing Charges	$ 13,610	$ 22,425
Total Operating Expenses	**$ 466,549**	**$ 781,617**
Net Operating Loss	**$ (464,630)**	**$ (778,398)**
Non Operating Income (Expenses)		
Other Income	$ 614	$ 5,784
Total Non Operating Income (Expenses)	**$ 614**	**$ 5,784**
Net Loss	**$ (464,015)**	**$ (772,614)**

See below for notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated Balance Sheets
Years ended December 31, 2023, and 2022
(Unaudited)

Assets		2023		2022
Current Assets				
Cash and Cash Equivalents	$	86,612	$	103,378
Other Current Assets	$	4,167	$	26,930
Total Current Assets	$	**90,778**	$	**130,308**
Non-Current Assets				
Net Property & Equipment	$	6,795	$	6,795
Net Intangibles	$	106,315	$	106,315
Total Non-Current Assets	$	**113,110**	$	**113,110**
Total Assets	$	**203,888**	$	**243,418**

Liabilities & Stockholder's Equity		2023		2022
Current Liabilities				
Credit Cards & Loans	$	419,065	$	342,908
Accounts Payable	$	25,183	$	4,000
Total Current Liabilities	$	**444,248**	$	**346,908**
Total Liabilities	$	**444,248**	$	**346,908**
Stockholder's Equity				
Members Capital	$	267,531	$	550,114
Additional Paid in Capital SAFE's & Angel Investment	$	2,234,427	$	1,578,325
Other Capital Contributions & Common Stock	$	17,174	$	10,974
Accumulated Deficit	$	(2,759,492)	$	(2,242,988)
Total Stockholder's Equity	$	**(240,360)**	$	**(103,575)**
Total Liabilities & Stockholder's Equity	$	**203,888**	$	**243,333**

See below for notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flow
Years ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flow from Operating Activities		
Net Loss	$ (464,015)	$ (772,614)
Adjustments to reconcile net loss to net cash used for operations:		
(Increase) Decrease in Assets	$ 6	$ (6)
Accounts Receivable	$ 7,138	$ (11,305)
Accounts Payable	$ 21,183	$ 4,000
Cash Flows used in Operating Activities	**$ (435,689)**	**$ (779,924)**
Cash Flow from Investing Activities		
Cash Flows used in Investing Activities	**$ -**	**$ -**
Cash Flow from Financing Activities		
Credit Cards	$ (10,959)	$ 39,120
Loans	$ 87,116	$ 109,055
Angel Investment	$ 375,000	$ 308,376
Retained Earnings	$ (36,954)	$ (777)
Owner's Pay & Personal Expenses	$ 4,719	$ (3,000)
Cash Flows used in Financing Activities	**$ 418,922**	**$ 452,775**
Net Change in Cash	$ (16,767)	$ (327,149)
Cash at Beginning of Year	$ 103,378	$ 430,528
Cash at End of Year	**$ 86,612**	**$ 103,378**

See below for notes to the financial statements

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Ivee NEVP, Inc and its subsidiaries (the "company") is a Delaware corporation incorporated on December 31, 2020 and headquartered in Chicago, IL. The company develops in-vehicle technology and products to enhance and personalize passenger experience and rides, with a variety of signature products such as Ivee Inside, an in-vehicle infotainment software for next-generation vehicles with features like a dynamic and contextualized user interface. The company began operations in 2018 as Ivee NEVP, LLC and was then converted to a C-Corp in December 2020.

On December 18, 2020, Alex Giannikoulis, as the company's Members and Managers, consented to approvals, grants of authority, directions, and actions contemplated and set forth in the consent of the members and managers of Ivee NEVP, LLC, resolved and executed in lieu of a meeting, by which, pursuant to section 265(h) of the Delaware limited liability company act, the members and managers deemed advisable and in the best interests of the company: (i) to file a certificate of conversion attached thereto, with the Delaware secretary of state, and; (ii) to file a certificate of Incorporation with the Delaware secretary of state, which was thereby adopted and approved, with Mr. Giannikoulis acting as the company's incorporator.

The Company has relied on the issuance of securing loans and stock agreements to fund its operations. Since inception, the Company has incurred recurring losses in order to fund its operations and improve its software

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. We believe all adjustments considered necessary for the fair presentation of unaudited financial statements for the years ended December 31, 2023 and 2022 have been included.

b) Fiscal year

The company operates on a December 31st year-end.

c) Consolidation

As of December 31, 2023, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiaries which include Ivee, LLC, a limited liability company (99% of ownership). Intercompany transactions and balances were eliminated in the consolidation of books and all accounting policies are consistent across subsidiaries.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Expressed in $ USD)

Dissolution of Ivee LA, LLC

On December 22, 2020, the company's CEO, Alex Giannikoulis, filed for dissolution of one of the company's subsidiaries Ivee LA, LLC before the Delaware Secretary of State. A Certificate of Cancellation was subsequently issued by the Secretary of State of Delaware. On March 10, 2021, Mr. Giannikoulis filed for LLC Termination before the California Secretary of State, and a Certificate of Cancellation was subsequently issued and executed by the same authority on March 12, 2021.

d) Going concern

The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's ability to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

e) Use of estimates

The preparation of the financial statements in conformity with US GAAP, requires the use of our estimates as management. These estimates are subjective in nature and involve judgments that affect the reports in the financial statements and footnotes thereto. While we prepared results to our best judgment, actual results could materially differ from these estimates.

f) Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

g) Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in two financial institutions. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2023, and 2022, the company had $86,612 and $103,378 of cash and cash equivalent, respectively.

h) Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 5 and 7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs related to manufacturing equipment are borne by licensees (partner entities), and major improvements are capitalized.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Expressed in $ USD)

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2023 and 2022. Property and equipment consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Net PP&E		
Computer Equipment	$ 13,590	$ 13,590
Accumulated Depreciation	$ (6,795)	$ (6,795)
Net Property, Plant & Equipment Assets	**$ 6,795**	**$ 6,795**

i) Intangibles

Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets between 7 and 15 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2023 and 2022. Intangibles consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Net Intangibles		
Start Up Costs	$ 57,445	$ 57,445
Organizational Costs	$ 34,314	$ 34,314
NEVP Trademark	$ 25,000	$ 25,000
Shareholder Receivable	$ 19,468	$ 19,468
Intangibles Gross Assets	**$ 136,226**	**$ 136,226**
Accumulated Amortization	$ (29,911)	$ (29,911)
Net Intangible Assets	**$ 106,315**	**$ 106,315**

j) Revenue recognition

The company recognizes revenue related to its platform when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured.

k) Income taxes

Until 2020, the company was a limited liability Company. The partnership was not a taxpaying entity for federal income tax purposes, and thus no income tax expense had been recorded in the statements. Income from the partnership was taxed to the members in their individual returns.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Expressed in $ USD)

After the conversion, the company is taxed as a "C" Corporation. There is no income tax provision for the Company for the year ending December 31, 2023 and 2022 as it incurred a taxable loss. The Company filed its income tax return for the period ended December 31, 2023 and 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

l) Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE 3 - CREDIT CARD AND LOANS

Loans consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Current Loans		
Credit Cards	$ 34,894	$ 45,853
Total Current Loans	**$ 34,894**	**$ 45,853**
Non-Current Loans		
SBA Loans	$ 188,000	$ 188,000
Investor Loans	$ 196,171	$ 109,055
Total Non-Current Loans	**$ 384,171**	**$ 297,055**

Credit cards

Credit cards are used to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at market rates.

Small Business Administration (SBA loan)

During, 2020, Ivee LA, LLC and Ivee, LLC, subsidiaries of the company (the "Borrower"), entered into a loan authorization and agreement with the Small Business Administration (SBA), as part of the federal government's COVID-19 Economic Injury Disaster Loan program. The loan authorization and agreement was supported by a promissory Note. By virtue of the Agreement, the Borrower received a loan of $19,500 for Ivee LA, a subsidiary that is now dissolved. For Ivee, LLC, an initial loan of $53,000 was granted in 2020 and an additional loan of $135,000 in 2021 for a total of $188,000.

The borrower agreed to payments, including principal and interest with an interest rate of 3.75% per annum. Payments of interest only began in 2022, and the balance of principal and interest will be payable altogether thirty (30) years from the date of the promissory Note. As of the date of this report, a total of $11,098 in interest has been paid, with another $11,040 in interest still payable.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Expressed in $ USD)

Investor Loans

During 2023, Ivee offered Investors the ability to invest via either a SAFE or through traditional debt. Ivee was able to raise a total of $250,000 in investor debt at annual rates of 7.50%-10.00%. As of the date of this report Ivee has repaid the majority of this debt and has approximately $100,000 in debt remaining.

NOTE 4 - STOCKHOLDER'S EQUITY

Common Stock

The company authorized 10,000,000 shares, par value $0,0001, of which 9,000,000 were authorized and unissued shares of common stock are hereby designated Class A Common Stock, and 1,000,000 authorized and unissued shares of common stock are hereby designated Class B Common Stock. As of December 31, 2023, 9,000,000 shares of common stock have been issued.

Subsidiaries operating agreement

On May 8, 2018, Ivee LA, LLC, and Ivee, LLC, subsidiaries of the company entered into an operating agreement with the company (then Ivee NEVP, LLC). The agreement provides a basis for subsidiaries' governance and conduct of its business, in addition to setting forth rights and obligations with respect to the company's interests as a member, pursuant to the Delaware limited liability Company Act. By virtue of this agreement, the company's full, 99% ownership of the subsidiaries is recognized.

Additional paid-in capital SAFEs

Between May 2018 and October 2020, the company issued several Simple Agreements for Future Equity ("SAFEs") as part of pre-seed and seed campaigns, all worth a total of $1,555,038 with post money valuation caps of $5,000,000 and $8,000,000 to various investors.

If an Equity Financing event occurs before the termination of such SAFEs, on their initial closing the SAFEs will automatically convert into the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price.

During 2021, the company issued Simple Agreements for Future Equity ("SAFEs"), for $745,000 with post-money valuation caps of $8,500,000 and $10,000,000 to various investors.

During 2022 and 2023, the company issued Simple Agreements for Future Equity ("SAFEs"), for $804,771 with post-money valuation caps of $11,000,000 and $12,500,000 to various investors. The company is also currently raising an additional $400,000 or more from a SAFE note with a $12,500,000 post-money valuation cap as a final round of financing prior to opening the company up to a priced round.

As of the date of issue of these financial statements, the company has not held an equity financing event and none of the SAFEs have converted to shares of safe preferred stock.

IVEE NEVP, INC AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
Years ended December 31, 2023 and 2022
(Expressed in $ USD)

Option agreements with optionees

As of December 31st, 2023, several advisors, employees, and consultants were issued option grants (all, collectively, "optionees"). The company granted these optionees the right to purchase a total of 988,575 shares of Class B Common Stock in consideration for their services to the company. Additionally, the company has offered Class B warrants to various repeat investors with the right to purchase a total of 219,800 shares of Class B Common Stock.

Given the nature of the agreement and the relationship between the company and the optionees, assurance sections for the company are included in addition to those that regulate the exercise of option and purchase price, such as non-transferability of option and of purchased shares, company repurchase option, drag-along rights, among others.

A paragraph with a notice included in each agreement separately warns optionees of the substantial tax consequences, thus advisors had to consult their tax advisor regarding its issuance and the exercise thereof at their own expense and risk.

As of December 31, 2023, and 2022, no optionee has exercised any such options or warrant right of their shares of the company's class B common stock.

NOTE 5 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 15th, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.